UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number     001-33718

☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I – REGISTRANT INFORMATION

First Choice Healthcare Solutions, Inc.
Full Name of Registrant

709 S. Harbor City Blvd., Suite 250
Address of principal executive office

Melbourne, FL 32901
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

First Choice Healthcare Solutions, Inc. is filing this Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended September 30, 2013, because it needs additional time to complete the accounting work required for the financial reports to be included and the MD&A discussion based upon such financial reports, and to clarify certain information regarding subsequent events, in a timely manner without unreasonable effort or expense, in part due to the effects of Hurricane Sandy.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Donald Bittar	(321)	725-0090
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues were $1,654,730 for the three months ended September 30, 2013, which compared to revenues of $1,068,624 for the same three months in the prior year. The increase of $586,106, or 54%, is primarily attributable to the continued growth of First Choice Medical Group of Brevard, LLC, which contributed $$1,395,610 in net patient service revenue for the quarter ended September 30, 2013, up 74% from $798,077 reported for the three months ended September 30, 2012.

We had a net loss of $183,409 for the three months ended September 30, 2013 compared to a net loss of $283,423 for the same period last year. The decrease in net loss is mainly attributable to the added growth with the acquisition of First Choice Medical Group of Brevard, LLC.

FIRST CHOICE HEALTHCARE SOLUTIONS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2013	By:	/s/ Donald Bittar
Donald Bittar
Chief Financial Officer